SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     ---------------------------------------


                                    FORM 11-K

(Mark One)

     |X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1999

                                       OR

     |_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ________ to ________

                        Commission File Number 000-22761


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       PMA Capital Corporation 401(k) Plan
                               380 Sentry Parkway
                               Blue Bell, PA 19422

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             PMA Capital Corporation
                         Mellon Bank Center, Suite 2800
                               1735 Market Street
                           Philadelphia, PA 19103-7590

                              REQUIRED INFORMATION

Financial statements and schedules for PMA Capital Corporation's 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, appear on pages 1 through 14 of this Annual Report on Form 11-K.

                       PMA CAPITAL CORPORATION 401(k) PLAN

                              FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                           December 31, 1999 and 1998

                       PMA CAPITAL CORPORATION 401(k) PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                Table of Contents






                                                                         Pages
                                                                         -----

Report of Independent Accountants                                            2

Financial Statements:
   Statements of Net Assets Available for Benefits
        as of December 31, 1999 and 1998                                     3

   Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 1999 and 1998                       4

   Notes to Financial Statements                                          5-12

Supplemental Schedule:
   Assets Held for Investment Purposes as of December 31, 1999           13-14

                        Report of Independent Accountants


To the Participants and Administrator of the PMA Capital Corporation 401 (k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PMA Capital Corporation 401(k) Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers

1177 Avenue of the Americas
New York, New York
June 22, 2000

                       PMA CAPITAL CORPORATION 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        as of December 31, 1999 and 1998


                                                1999               1998
                                            -----------        -----------

Investments, at fair value                  $73,650,163        $61,104,436

Participant loans receivable                  1,751,028          1,714,159

Cash and cash equivalents                       173,857            165,203

Employer contributions receivable                66,572              3,967

Participant contributions receivable            179,183            153,450
                                            -----------        -----------

   Net assets available for benefits        $75,820,803        $63,141,215
                                            ===========        ===========









                     The accompanying notes are an integral
                        part of the financial statements.

                       PMA CAPITAL CORPORATION 401(k) PLAN
                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                 for the years ended December 31, 1999 and 1998

                                              1999               1998
                                          -----------        -----------
Additions:
   Investment income:
      Interest and dividends              $ 4,911,842        $ 3,714,666

      Net appreciation in fair
         value of investments               3,575,039          4,628,074

   Contributions:
       Participants                         5,601,241          4,223,898

       Employer                             2,130,393          1,711,034
                                          -----------        -----------

          Total additions                  16,218,515         14,277,672
                                          -----------        -----------


Deductions:
   Participant withdrawals                  3,533,172          4,569,376

   Administrative expenses                      5,755              5,195
                                          -----------        -----------

          Total deductions                  3,538,927          4,574,571
                                          -----------        -----------


                 Net additions             12,679,588          9,703,101

Net assets available for benefits:
   Beginning of year                       63,141,215         53,438,114
                                          -----------        -----------

   End of year                            $75,820,803        $63,141,215
                                          ===========        ===========



                     The accompanying notes are an integral
                        part of the financial statements.

                       PMA CAPITAL CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   Description of Plan

     The following brief description of the PMA Capital Corporation 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

     General

     The plan is a defined contribution plan and is qualified under Section 401(a) of the Internal Revenue Code ("IRC"), allowing contributions to be made by participants on a before-tax basis under Section 401(k) of the IRC. The Plan is subject to the Employee Retirement Income Security Act ("ERISA").

     Eligibility and Participation

     Presently, all active employees of PMA Capital Corporation (the "Company") and its affiliates are eligible to participate in the Plan upon commencement of their employment.

     Contributions

     Contributions to the Plan are made by eligible employees and the Company. Participants may authorize the Company to withhold up to a maximum of 15% of their compensation each year for employee pre-tax contributions to the Plan. In addition, participants may elect to have the Company withhold up to 10% of their compensation as a voluntary (after-tax) contribution. The combined maximum of pre-tax and after-tax contributions is 16% of compensation. The Company, in turn, will make matching contributions on behalf of participants equal to $1.00 for each $1.00 of employee pre-tax or after-tax contributions, up to a maximum of 5% of each participant's compensation.

     Investment Options

     Contributions are invested, at the election of the participants, in the following funds which are managed by The Vanguard Group (the "Vanguard Funds"), an unrelated entity:

     Vanguard Retirement Savings Trust: Seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments.

                       PMA CAPITAL CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS



     Vanguard Morgan Growth Fund: Seeks long-term growth of capital by investing primarily in stocks of large and medium-size domestic companies whose revenue and/or earnings are expected to grow faster than those of the average company in the market.

     Vanguard 500 Index Fund: Seeks to match the performance of a benchmark index that measures the investment return of large-capitalization companies. The Fund employs a passive management strategy designed to track the performance of the Standard & Poor's 500 Index, which is dominated by the stocks of large U.S. companies. The Fund invests in the stocks that comprise the Index.

     Vanguard Treasury Money Market Fund: Seeks to provide current income while maintaining liquidity and a stable share price of $1. The Fund invests solely in high-quality, short-term money market securities whose interest and principal payments are backed by the full faith and credit of the U.S. government.

     Vanguard STAR Fund: Seeks to provide long-term growth of capital and income by investing in a diversified group of other Vanguard mutual funds: 60%-70% of its assets in six stock funds; 20%-30% of its assets in two bond funds; and 10%-20% of its assets in short-term reserves through a short-term bond fund and a money market fund.

     Vanguard Windsor II Fund: Primarily seeks to provide long-term growth of capital, and as a secondary objective, to provide some dividend income by investing in stocks of primarily large and medium-size companies considered undervalued by the Fund's advisers.

     Vanguard International Growth Fund: Seeks to provide long-term growth of capital by investing in stocks of seasoned companies located outside the U.S., with above average potential for growth.

     Vanguard LifeStrategy Growth Fund: Seeks to provide growth of capital and some current income. The Fund invests in other Vanguard mutual funds according to a fixed formula that typically results in an allocation of about 80% to common stocks and 20% to bonds.

                       PMA CAPITAL CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS



     Vanguard Total Bond Market Index Fund: Seeks to match the performance of a broad, market-weighted bond index. The Fund employs a passively-managed investment approach, by holding a mix of bonds that seeks to match the performance of the Lehman Brothers Aggregate Bond Index.

     Vanguard LifeStrategy Moderate Growth Fund: Seeks to provide growth of capital and a low to moderate level of current income. The Fund invests in other Vanguard funds according to a fixed formula that typically results in an allocation of about 60% of assets to common stocks and 40% to bonds.

     PMA Capital Corporation Stock Fund: Seeks to provide the potential for long-term growth by investing in the Company's Class A Common Stock and reinvestment of its dividends.

     The Self-Directed Fund is only available to participants who had balances in self-directed funds as of December 31, 1992. The Self-Directed Fund is no longer available for additional contributions. The Self-Directed Fund is administered by the Vanguard Group on behalf of the participants.

     Vesting

     When a participant attains age 65, becomes disabled as defined by the Company's long-term disability plan, or dies, the full value of the employer's matching contributions, allocated to the account, plus actual earnings thereon, becomes vested to the participant (or to the participant's beneficiary in the event of death) and is nonforfeitable. Prior to the occurrence of such an event, the value of the employer's matching contributions will vest to a participant based on their years of service, as indicated in the following table:

           Less than 1 year              0%
           1 year                       10%
           2 years                      40%
           3 years                      60%
           4 years                      80%
           5 years                     100%

     An employee's contributions, plus actual earnings thereon, are always 100% vested and nonforfeitable.

     Plan participants who cease to be employees are entitled to withdraw participant contributions, including allocated net realized and unrealized gains and losses. In addition, such former employees are entitled to their vested value of allocated Company contributions and earnings thereon, based on years of service.

                       PMA CAPITAL CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS



     Allocation of Investment Income and Realized Gains & Losses

     Invested assets of the Plan are valued at the end of each business day, by adjusting the account of each member to reflect any appreciation or depreciation in the fair market value or income or losses of the funds. Member accounts are adjusted in proportion to the balance in each member's account as compared to the total account balances of all members' accounts. The allocation is also affected by the timing of transfers, loans, repayments and distributions. Member accounts in the self-directed fund are valued based on the gains or losses of the individual member's account.

     Withdrawals and Distributions

     Withdrawals and distributions of vested account balances are made in the following manner upon retirement, termination, death or disability. Generally, the participant's vested account balance will be distributed in the form of a single lump sum cash payment. However, participants may elect to receive payment in the form of an annuity or to leave the money in the plan subject to Internal Revenue Service ("IRS") minimum distribution rules. To the extent amounts are invested in the PMA Capital Corporation Stock Fund, a participant may elect to receive such amounts in the Company's Class A Common Stock or cash.

     Plan participants may elect to borrow up to the lesser of 50% of their available vested balance or $50,000 minus their highest outstanding loan balance during the prior twelve month period under the Plan. Participants may apply for two loans each plan year, however, no more than two loans may be outstanding at any one time. These interest-bearing loans are secured by the participant's account balance and are repaid through payroll deductions. The interest rate for all loans is the prime rate in effect on the first business day of the month of the loan application. The maximum loan amounts, repayment terms, and other restrictions are determined in accordance with the IRC.

     Disposition of Forfeiture

     Forfeitures of Company contributions, resulting from the termination of participants with less than fully vested rights under the Plan, shall be applied to reduce future employer matching contributions. The amounts applied to reduce future employer matching contributions for the year ended December 31, 1999 and 1998 were approximately $265,000 and $372,000, respectively.

                       PMA CAPITAL CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS



     Plan Termination

     While the Company has not expressed any intent to discontinue the Plan, it may do so at any time, subject to the provisions of ERISA. In the event of such discontinuance, Plan participants would receive their contributions, including allocated realized and unrealized gains and losses, and any other vested benefits.


2.   Summary of Significant Accounting Policies

     The following accounting policies conform with generally accepted accounting principles. The financial statements of the Plan are prepared using the accrual method of accounting.

     Investment Valuation and Income Recognition

     Investments in the Vanguard Funds are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost which approximates fair value.

     Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     Investments in the self-directed fund (principally equity securities) are carried at fair value based on quoted market prices. Purchase and sales of securities are reflected on a trade-date basis. Gains and losses on the sale of securities are determined using the average cost of investments.

     The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

     Participant Loans Receivable

     Participant loans receivable are recorded at the original loan amount, plus accrued interest, less subsequent principal and interest repayments.

                       PMA CAPITAL CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS



     Payment of Withdrawals

     Withdrawals are recorded when paid.

     Administrative Expenses

     Certain administrative expenses incurred by the Plan are paid by the Company.

     Use of Estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan provides various investment options in funds that invest in stocks, bonds, fixed income instruments and other mutual funds. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of the investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

     Reclassifications

     Certain prior year amounts have been reclassified to conform to the current year presentation.

3.   Investments

     During 1999 and 1998, the Plan's investments, (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:


                                                       1999                1998
                                                  -----------         -----------
        Vanguard Mutual Funds                     $ 3,585,029         $ 4,460,325
        PMA Capital Corporation Stock Fund             22,517                  --
        Self-directed funds                           (32,507)            167,749
                                                  -----------         -----------
        Total                                     $ 3,575,039         $ 4,628,074
                                                  ===========         ===========

                       PMA CAPITAL CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS



     Investments at December 31, 1999 and 1998 are as follows:

                                                                         1999
                                                   -------------------------------------------------
                                                        UNIT/            FAIR
                                                       SHARES            VALUE               COST
                                                   ------------      ------------        -----------
Vanguard Morgan Growth Fund                           662,116        $15,175,695*        $11,381,717
Vanguard 500 Index Fund                               123,161         16,667,325*         10,410,680
Vanguard Treasury Money Market Fund                 1,431,859          1,431,859           1,431,859
Vanguard STAR Fund                                    361,110          6,575,805*          5,978,921
Vanguard Windsor II Fund                              331,971          8,289,323*          8,727,529
Vanguard International Growth Fund                    131,779          2,963,717           2,270,732
Vanguard LifeStrategy Growth Fund                      77,891          1,667,643           1,390,701
Vanguard Total Bond Market Index Fund                 179,063          1,711,840           1,771,418
Vanguard LifeStrategy Moderate Growth Fund             62,829          1,142,237             980,767
Vanguard Retirement Savings Trust                  16,045,662         16,045,662*         16,045,662
PMA Capital Corporation Stock Fund                     60,449          1,201,428           1,186,913
Self-Directed Fund - Equity Securities                                   777,629             676,623
                                                                     -----------         -----------
                 Total                                               $73,650,163         $62,253,522
                                                                     ===========         ===========


                                                                         1998
                                                   -------------------------------------------------
                                                        UNIT/            FAIR
                                                       SHARES            VALUE               COST
                                                   ------------      ------------        -----------
Vanguard Morgan Growth Fund                           564,795        $11,137,756*        $ 8,755,111
Vanguard 500 Index Fund                               104,263         11,880,820*          7,594,381
Vanguard Treasury Money Market Fund                   925,995            925,995             925,995
Vanguard STAR Fund                                    327,834          5,887,907*          5,294,355
Vanguard Windsor II Fund                              285,238          8,514,357*          7,251,066
Vanguard International Growth Fund                    120,084          2,253,970           1,965,710
Vanguard LifeStrategy Growth Fund                      55,067          1,034,712             902,830
Vanguard Total Bond Market Index Fund                 132,281          1,358,524           1,315,273
Vanguard LifeStrategy Moderate Growth Fund             42,597            718,184             617,636
Vanguard Retirement Savings Trust                  15,651,967         15,651,967*         15,651,967
PMA Capital Corporation Stock Fund                    835,954            835,954             835,954
Self-Directed Fund - Equity Securities                                   904,290             570,101
                                                                     -----------         -----------
                 Total                                               $61,104,436         $51,680,379
                                                                     ===========         ===========

*Investment in excess of 5% of net assets available for Plan benefits as of December 31, 1999 and 1998 as applicable.

                       PMA CAPITAL CORPORATION 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS

4.   Related Party Transactions

     The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt for the prohibited transactions rules.

5.   Tax Status

     The IRS has determined and informed the Company by a letter dated December 13, 1995 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                                                                                                      Form 5500

                                                                                   Schedule H, Part IV, Item 4i

                                      PMA CAPITAL CORPORATION 401(k) PLAN
                                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                            as of December 31, 1999
                                            ------------------------

    Number
  of Shares/
  Face Amount                   Description of Investment                           Cost           Fair Value
  -----------                   -------------------------                           ----           ----------
                      Registered Investment Companies
                      -------------------------------

        662,116       Vanguard Morgan Growth Fund*                               $11,381,717       $15,175,695
                                                                                 -----------       -----------

        123,161       Vanguard 500 Index Fund*                                    10,410,680        16,667,325
                                                                                 -----------       -----------


      1,431,859       Vanguard Treasury Money Market Fund*                         1,431,859         1,431,859
                                                                                 -----------       -----------

        361,110       Vanguard STAR Fund*                                          5,978,921         6,575,805
                                                                                 -----------       -----------

        331,971       Vanguard Windsor II Fund*                                    8,727,529         8,289,323
                                                                                 -----------       -----------

        131,779       Vanguard International Growth Fund*                          2,270,732         2,963,717
                                                                                 -----------       -----------

         77,891       Vanguard LifeStrategy Growth Fund*                           1,390,701         1,667,643
                                                                                 -----------       -----------

        179,063       Vanguard Total Bond Market Index Fund*                       1,771,418         1,711,840
                                                                                 -----------       -----------

         62,829       Vanguard LifeStrategy Moderate Growth Fund*                    980,767         1,142,237
                                                                                 -----------       -----------

                      Tax-Exempt Collective Trust
                      ---------------------------
     16,045,662       Vanguard Retirement Savings Trust*                          16,045,662        16,045,662
                                                                                 -----------       -----------

                      Company Stock Fund
                      ------------------
         60,449       PMA Capital Corporation Stock Fund*                          1,186,913         1,201,428
                                                                                 -----------       -----------

        *Indicates a party-in-interest.

                                                                                                        Form 5500
                                                                                     Schedule H, Part IV, Item 4i

                                       PMA CAPITAL CORPORATION 401(k) PLAN
                                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                        as of December 31, 1999, continued
                                               --------------------

    Number of
     Shares/
   Face Amount                      Description of Investment                     Cost            Fair Value
   -----------                      -------------------------                     ----            ----------
                       Self-Directed Fund - Equity Securities
                       --------------------------------------

           400         Caterpillar Inc.                                          $    22,687         $    18,825
         2,127         Clayton Homes Inc.                                             23,840              19,542
           500         Conseco Inc.                                                   13,846               8,907
         5,482         Dollar General Corp.                                           95,904             124,709
           200         Dell Computer Corp.                                             8,313              10,188
         1,500         Furniture Brands International Inc. Common                     27,364              33,000
           400         Gentex Corp.                                                    6,532              11,100
         2,000         Helen of Troy Ltd. Ordinary New                                26,335              14,500
           900         Hon Industries Inc.                                            22,878              19,744
           693         MBNA Corp.                                                      7,877              18,884
           300         Merrill Lynch & Co. Inc.                                       28,279              24,994
         7,250         PMA Capital Corp. Class A                                     145,480             144,090
           700         T. Rowe Price Associates Inc.                                  22,912              25,769
           600         Raymond James Financial Inc.                                   18,627              11,175
           400         Reynolds & Reynolds Co. Class A                                 6,612               9,000
           702         Roper Industries Inc.                                          19,710              26,532
         4,000         Safeway Inc. Common New                                        95,739             143,000
         7,500         Seattle Film Works Inc.                                        41,438              20,857
         4,500         Staples Inc.                                                   42,250              92,813
                                                                                 -----------         -----------

                                     Total Equity Securities                         676,623             777,629
                                                                                 -----------         -----------


                       Participant Loans
                       -----------------
     1,751,028           (interest rates ranging from 6.0% to 11.8%)                      --          1,751,028
                                                                                 -----------         -----------

                                        Total Investments                        $62,253,522         $75,401,191
                                                                                 ===========         ===========

                                    Exhibits
                                    --------

Exhibits are listed in the Index to Exhibits appearing on page E-1.


                                   Signatures
                                   ----------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                                             PMA Capital Corporation 401(k) Plan


Date: June 28, 2000                          By: /s/ Francis W. McDonnell
                                                 -------------------------------
                                             Francis W. McDonnell,
                                             Senior Vice President, Chief
                                             Financial Officer and Treasurer of
                                             PMA Capital Corporation, and a
                                             Plan Trustee

                                Index to Exhibits
                                -----------------



                                                                Method of
Number                        Description                        Filing
------                        -----------                        ------
  23                           Consent of                   Filed herewith
                               Independent
                               Accountants














                                      -E-1-